UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with authorized Capital

Corporate Taxpayers ID No. 90.400.888/0001-42

Company Registry 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), pursuant to paragraph 4 of Article 157 of Law 6.404/76, CVM Rule 565/15 and CVM Rule 358/02, hereby informs that will submit to the shareholders of Santander Brasil, in general extraordinary shareholders’ meeting to be held on August 31, 2020, the proposal for the mergers, by Santander Brasil, of Bosan Participações S.A. (“Bosan”) and Banco Olé Consignado S.A. (“Banco Olé”), according to the Board of Directors’ meeting held on the date hereof.

1. IDENTIFICATION OF THE COMPANIES INVOLVED IN THE OPERATION AND BRIEF DESCRIPTION OF THE ACTIVITIES PERFORMED

1.1. Santander Brasil is a publicly held corporation with authorized capital, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041 and 2235, Bl. A, Vila Nova Conceição, CEP 04543-011, registered with CNPJ/ME under No. 90.400.888/0001-42, with its By-laws filed with the São Paulo State Board of Trade under NIRE 35300332067, which corporate purpose is to carry out active, passive and accessory operations, inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment, real estate credit and leasing), as well as foreign exchange operations and management of securities portfolios, in addition to any other operations that may be permitted to companies of such kind, according to the legal and regulatory provisions, being able to participate in the share capital of other companies, as quotaholder or shareholder.

1.2. Bosan is a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, 974, 8th floor, part, Bairro Santo Agostinho, CEP 30180-120, registered with CNPJ/ME under No. 32.091.564/0001-73, with its By-laws filed with the Minas Gerais State Board of Trade under NIRE 31300123502, which corporate purpose is the participation in the share capital of other companies. All shares issued by Bosan are owned by Santander Brasil.

1.3. Banco Olé is a privately held corporation, headquartered in the city of Belo Horizonte, State of Minas Gerais, at Rua Alvarenga Peixoto, 974, 8th floor, Bairro Santo Agostinho, CEP 30180-120, registered with CNPJ/ME under the 71.371.686/0001-85, with its By-laws filed with the Minas Gerais State Board of Trade under NIRE 31.300.108.996, which corporate purpose is to carry out active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the share capital of other companies in accordance with the legal and regulatory provisions in force. Santander Brasil is the owner of 60% (sixty percent) of the shares issued by Banco Olé and 40% (forty percent) of the shares are owned by Bosan.

2. DESCRIPTION AND PURPOSE OF THE OPERATION

2.1. After the acquisition, by Santander Brasil, of all the shares issued by Bosan, resulting in the consolidation of the control of Banco Olé, the mergers of Bosan and Banco Olé aim at simplifying and restructuring the shareholding structure of Santander

Brasil, so that the shareholders' net equity of both companies will be fully incorporated and absorbed by Santander Brasil (“Mergers”).

2.2. The Mergers will be carried out in accordance with the terms and conditions set forth in the Protocols and Justifications of Mergers of Bosan Participações S.A and Banco Olé Consignado S.A by Banco Santander (Brasil) S.A entered into on July, 29 2020 ("Protocol and Justification”).

2.3. The Mergers are subject to the obtaining of all necessary corporate approvals from all companies involved.

3. MAIN BENEFITS, COSTS AND RISKS OF THE OPERATION

3.1. Benefits of the Mergers

3.1.1. The Mergers proved to be interesting for the shareholders of Santander Brasil as aim to unify the activities and management, which will result in benefits to the parties, in the administrative, economic and financial order, due to the simplification of the corporate structure and, consequently, consolidation and reduction of combined operating expenses, as well as efficiency in the management of operations, assets and cash flows of the parties, due to the union of business resources and assets involved in the operation of the parties.

3.1.2. After the Mergers, Banco Santander shall continue to perform the activities currently performed by Banco Olé and Bosan, which is, respectively, active, passive and accessory operations and services authorized to multiple banks with investment and credit, financing and investment portfolios, permitted by applicable laws and provisions, as well as participating in the capital stock of other companies in accordance with the legal and regulatory provisions in force.

3.1.3. The Merger of Banco Olé is being carried out in order to enable the assimilation of all operational expertise, as well technical and operational training of Banco Olé in the credit activities by Banco Santander. In this sense, the agreements of Banco Santander and Banco Olé shall be unified into a single code and all processes shall be implemented together with the agreements and the payroll discount processors (portals), in order to cause the least possible impact and without the occurrence of any damage to the parties involved or solution of continuity, especially Banco Olé’s customers.

3.2. Costs of the Mergers

3.2.1. Santander Brasil's Management estimates that the amount to be spent to carry out the Mergers will be approximately BRL 200,000.00 (two hundred thousand Reais). The estimate includes expenses with legal counsel, independent auditors, appraisers, and other professional retained to assist Santander Brasil to implement the Mergers.

3.3. Risks of the Mergers

3.3.1. Considering that the shares issued by Bosan and Banco Olé are wholly owned by Santander Brasil, directly and/or indirectly (as the case may be), no operational, commercial, financial or contractual risks were identified as a result of the Mergers.

4. SHARE REPLACEMENT RELATIONSHIP

4.1. The Mergers will not result in a capital increase of Santander Brasil and, therefore, it is not necessary to establish any share replacement ratio, as the Mergers will only represent the replacement of Santander Brasil's equity interest in Bosan and Banco Olé by the assets and liabilities representing such equity interests.

5. CRITERION FOR FIXING THE SHARE REPLACEMENT RATIO

5.1. Whereas the Mergers will not result in a capital increase of Santander Brasil, as mentioned in item 4.1 above, it is not necessary to establish a criterion for fixing the share replacement ratio.

6. MAIN ASSETS AND LIABILITIES THAT WILL COMPOSE EACH PORTION OF THE EQUITY, IN THE EVENT OF A SPIN-OFF

6.1. Not applicable, since it is not a spin-off operation, but mergers whereby Santander Brasil will absorb all assets and liabilities of Bosan and Banco Olé.

7. IF THE OPERATION WAS OR WILL BE SUBMITTED TO THE APPROVAL OF BRAZILIAN OR FOREIGN AUTHORITIES

7.1. Once the respective corporate approvals of the companies involved have been obtained, the Mergers will be submitted to the homologation of the Brazilian Central Bank, in accordance with the provisions of BACEN Resolution No. 4,122, of August 2, 2012.

8. RELATIONSHIP OF SHARE REPLACEMENT CALCULATION IN ACCORDANCE WITH ART. 264 OF LAW NO. 6,404, OF 1976

8.1. Considering the Mergers will not result in a capital increase of Santander Brasil, as mentioned in items 4.1 and 5.1 above, it is not necessary to establish any share replacement ratio.

8.2. In this regard, Santander Brasil clarifies that the report required by Article 264 of Law No. 6,404, of December 15, 1976 will not be drawn-up, within the scope of the Mergers, considering that: (i) Santander Brasil is the owner of all the shares issued by Bosan and, directly and indirectly, all the shares issued by Banco Olé; (ii) there will be no capital increase at Santander Brasil; and (iii) there will be no replacement of shares (no exchange ratio).

8.3. Therefore, eventual drafting of said report would only entail costs for Santander Brasil (and its shareholders). For that reason and pursuant to CVM Resolution (Deliberação CVM) No. 559/08, item I, letter “b”, to Circular Letter (Ofício Circular) CVM/SEP No. 2/2020 and to CVM Process No. 19957.011351/20171-21, the assessment referred to in Article 264 of Law No. 6,404, of December 15, 1976 will be waived.

9. APPLICABILITY OF THE RIGHT TO WITHDRAW AND REFUND VALUE

9.1. Whereas Santander Brasil is the sole shareholder, whether directly and/or indirectly, of Bosan and Banco Olé, there will be no dissenting shareholders and, therefore, there is no right to withdraw as a result of the Mergers, pursuant to Article 137 of Law No. 6,404, of December 15, 1976.

10. OTHER RELEVANT INFORMATION

10.1. Santander Brasil’s Management hired PricewaterhouseCoopers Auditores Independentes, headquartered in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 9th, 10th floors and from 13th floor to 17th floor, Torre Torino, Água Branca, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, registered with

CRC under number 2SP000160/O-5, as a specialized company responsible to prepare the valuation reports on the net assets of Bosan and Banco Olé.

10.2. Santander Brasil’s managers will be responsible for filing and publishing all acts related to the Mergers, pursuant to art. 299, §4 of Law No. 6,404, of December 15, 1976.

São Paulo, July 29, 2020.

Angel Santodomingo

Investor Relations Officer

Banco Santander (Brasil) S.A.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer